ETF Opportunities Trust

730 Stony Point Parkway, Suite 205

Richmond, Virginia 23235

July 10, 2023

VIA EDGAR FILING

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  ETF Opportunities Trust: Request for withdraw of Form N-1A Filing (File No. 333-234544 and 811-23439)

Ladies and Gentlemen:

This Form AW, Amendment Withdrawal Request, is submitted pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), to withdraw a filing made under Rule 485(a) of the 1933 Act by ETF Opportunities Trust (the “Registrant”).  Registrant hereby requests you withdraw Post-Effective Amendment No. 53 to its Registration Statement filed with the Securities and Exchange Commission on May 31, 2023 (Accession No. 0001839882-23-014140) concerning the portfolio series listed in the table below (“Funds”):

REX IncomeMax AMD Strategy ETF

REX IncomeMax AMZN Strategy ETF

REX IncomeMax BABA Strategy ETF

REX IncomeMax BIIB Strategy ETF

REX IncomeMax DIS Strategy ETF

REX IncomeMax EEM Strategy ETF

REX IncomeMax GDXJ Strategy ETF

REX IncomeMax GOOG Strategy ETF

REX IncomeMax META Strategy ETF

REX IncomeMax MSFT Strategy ETF

REX IncomeMax MSTR Strategy ETF

REX IncomeMax PYPL Strategy ETF

REX IncomeMax SLV Strategy ETF

REX IncomeMax SMH Strategy ETF

REX IncomeMax SNOW Strategy ETF

REX IncomeMax TLRY Strategy ETF

REX IncomeMax V Strategy ETF

This request includes all subsequent Post-Effective Amendments filed pursuant to Rule 485(b)(1)(iii) relating to the Funds.  No securities of the Funds have been sold in connection with the offering.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.

Very truly yours,

/s/ Karen M. Shupe

Karen M. Shupe,

Treasurer and Principal Executive Officer